EXHIBIT 99.1

Webuy Global Limited Announces Pricing of $15.2 Million Initial Public Offering

Singapore – October 18, 2023 – Webuy Global Ltd (Nasdaq: WBUY) (“Webuy” or the “Company”), a Southeast Asian community e-commerce retailer, today announced the pricing of its initial public offering of 3,800,000 ordinary shares at a public offering price of $4.00 per share for aggregate gross proceeds of approximately $15.2 million, prior to deducting underwriting discounts and offering expenses.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 570,000 ordinary shares at the initial public offering price, less underwriting discounts to cover over-allotments, if any. The offering is expected to close on October 20, 2023, subject to customary closing conditions.

In connection with the offering, Webuy has received approval to list its ordinary shares on the Nasdaq Capital Market, with the shares expected to begin trading on October 19, 2023 under the symbol “WBUY”.

Webuy expects to use the net proceeds from this offering for marketing, development and expansion of business, and working capital and general corporate purposes.

EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”), is acting as sole book-running manager for the Offering.

A registration statement on Form F-1 relating to the Offering, as amended, was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333-271604) and was declared effective by the SEC on September 28, 2023. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from EF Hutton, Attn: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhuttongroup.com or telephone at (212) 404-7002. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

About Webuy Global Ltd

The Company’s mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient, cost-saving purchasing model. Webuy is committed to developing a community-oriented e-commerce platform in the Southeast Asia region and transforming the e-commerce model into a community-driven experience for consumers. For the year ended December 31, 2022, revenue increased 99.9% to approximately $44.6 million.

The Company’s ‘group buy’ business model is designed to transform conventional shopping avenues, in order to achieve attractive, efficient cost-savings for customers (similar to group purchases and bulk orders), without having to undertake bulk purchases individually, through a community-centric approach. The business model is also disrupting the traditional supply chain by cutting out intermediaries to provide a “farm-to-table” supply model. This brings about cost savings to both last-mile suppliers as well as end consumers. Additional information about the Company is available at http://webuy.global/

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company’s current expectations. These forward-looking statements include, without limitation, references to the Company’s expectations regarding the closing of the public offering and its anticipated use of net proceeds from the offering. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the satisfaction of customary closing conditions related to the public offering, or factors that result in changes to the Company’s anticipated use of proceeds. These and other risks and uncertainties are described more fully in the section captioned “Risk Factors” in the Company’s Registration Statement on Form S-1 related to the public offering (SEC File No. File No. 333-271604). Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1020

Email: wbuy@crescendo-ir.com